[redacted]

AB 3/26

SECURITIESA 14049255
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., DC
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/26/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stone Capital L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Stewart Avenue, Suite 180
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz 516-994-0743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/24/14

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stone Capital L.L.C., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

LISA A. PURVILLE
Notary Public - State of New York
ID No. 01PU6139952
Qualified in Nassau County
My Commission Expires January 17, ~~2014~~ 2018

2/28/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD
FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITOR'S REPORT

To the Member of
Joseph Stone Capital, LLC
Garden City, New York

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Joseph Stone Capital, LLC (the Company), as of December 31, 2013, and the related statements of operations, changes in member's capital and cash flows for the period February 26, 2013 through December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Stone Capital, LLC. as of December 31, 2013, and the results of its operations and its cash flows for the period February 26, 2013 through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules listed in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplementary schedules listed in the accompanying index is fairly stated in all material respects in relation to the financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2014

JOSEPH STONE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 39,487
Receivable from clearing firm	327,078
Clearing deposit	25,000
Commission advances	30,518
Loan receivable – parent company	8,000
Prepaid expenses	35,738
Total Assets	$ 465,821

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts payable and accrued expenses	$ 3,733
Commissions payable	351,877
Total Liabilities	355,610
Member's Capital	110,211
Total Liabilities and Member's Capital	$ 465,821

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

Revenues:	
Commissions	$ 2,127,928
Other income	330,820
Total Revenues	2,458,748
Expenses:	
Commission expense	2,109,129
Clearing charges	91,199
Execution expenses	23,426
Insurance	21,033
Regulatory fees	62,726
Professional fees	64,650
Customer write off	34,299
Other operating expenses	26,677
Total Expenses	2,433,139
Net Income	$ 25,609

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

Balance, February 26, 2013	$ 30,702
Member's Contributions	53,900
Net Income – February 26, 2013 through December 31, 2013	25,609
Balance, December 31, 2013	$ 110,211

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

Cash flows from operating activities:	
Net Income	$ 25,609
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from clearing firm	(327,078)
Clearing deposit	(25,000)
Commission advances	(30,518)
Prepaid expenses	(10,038)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(17)
Commissions payable	351,877
Total adjustments	(40,774)
Net cash used in operating activities	(15,165)
Cash flows from financing activities:	
Member's contribution	24,700
Loan to parent company	(8,000)
Net cash provided by financing activities	16,700
Net increase in cash	1,535
Cash, beginning of period	37,952
Cash, end of period	$ 39,487

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note (1) - Nature of business:

Joseph Stone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). SEC approval for the Company to operate as a broker-dealer was effective as of February 26, 2013. The Company engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Revenue recognition:
Commission revenue and related commission expense are recorded on a trade date basis.

(B) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2013, there were no cash equivalents.

(C) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:
The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2011.

JOSEPH STONE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2013

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued.

Note (3) – Recent accounting pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). Originally the interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, however the start date was later deferred until December 15, 2008 by the FASB. This pronouncement provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 or any other recent accounting pronouncements to have a material effect on its financial statements.

Note (4) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $35,955 which exceeded its requirement of $23,707 by $12,248. The Company had a ratio of aggregate indebtedness to net capital of 9.89 to 1 at December 31, 2013.

JOSEPH STONE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

JOSEPH STONE CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Computation of Net Capital

Members' capital	$ 110,211
Non-allowable assets:	
Commission advances	30,518
Prepaid expenses	35,738
Loan receivable – parent company	8,000
Total non-allowable assets	74,256
Net capital before haircuts on proprietary positions	35,955
Haircut	-
Net capital	35,955
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 355,610	23,707
Excess net capital	$ 12,248
Ratio of aggregate indebtedness to net capital	9.89 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 3,733
Commissions payable	351,877
Total aggregate indebtedness	$ 355,610

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2013):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 35,955
Net capital per above	35,955
Difference	$ -

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Member of
Joseph Stone Capital, LLC
Garden City, New York

In planning and performing our audit of the financial statements of Joseph Stone Capital, LLC as of December 31, 2013 and for the period February 26, 2013 through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combinations of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2014

JOSEPH STONE CAPITAL, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

FOR THE PERIOD FEBRUARY 26, 2013

THROUGH DECEMBER 31, 2013

JOSEPH STONE CAPITAL, LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member of
Joseph Stone Capital, LLC
Garden City, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from February 26, 2013 through December 31, 2013, which were agreed to by Joseph Stone Capital, LLC and the Securities and Exchange Commissions, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Joseph Stone Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Joseph Stone Capital, LLC 's management is responsible for the Joseph Stone Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from February 26, 2013 through December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period from February 26, 2013 through December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2014

JOSEPH STONE CAPITAL, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE PERIOD FEBRUARY 26, 2013 THROUGH DECEMBER 31, 2013

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 2,458,748
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(91,199)
Total deductions	(91,199)
SIPC Net Operating Revenues	$ 2,367,549
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 2,367,549
General Assessment @ .0025	$ 5,919
Assessment Remittance:	
General Assessment	$ 5,919
Less: Payment Made With SIPC-6	(1,712)
Assessment Balance Due Paid February 2014	$ 4,207

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period February 26, 2013 through December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,367,549
SIPC Net Operating Revenues as computed above	2,367,549
Difference	$ -